Exhibit 10.1

August 23, 2012

Thomas C. Shields

6 Fairway Drive

Whitehouse Station, NJ 08889

Dear Thomas:

We are pleased to present the following offer of employment. This letter will summarize and confirm the details of our offer to you of employment by Lighting Science Group Corporation (the “Company” or “LSG”).

Start Date Your employment by the Company will commence on August 23, 2012, or such other date as may be agreed upon between you and Steve Marton.

Position, Responsibilities & Duties Your job title will be Chief Financial Officer. You will have the duties, responsibilities and authority customary for a chief financial officer of a publicly traded company comparable to the Company in the United States, and such other duties and responsibilities as may be delegated from time to time by the Board of Directors or Chief Executive Officer of the Company, each in their sole discretion. You will initially report to Steve Marton, Chief Executive Officer and work in the Satellite Beach, Florida office. You are expected to devote your full time professional efforts to the fulfillment of your responsibilities and duties and are expected to relocate to the Satellite Beach, Florida area.

Base Compensation Your annual salary (“base salary”) will be Three Hundred Twenty Thousand United States dollars ($320,000) less standard payroll deductions and all required withholdings, paid semi-monthly in accordance with the Company’s payroll policies. Your base salary will periodically be reviewed in accordance with the Company’s practice then in effect for the review of compensation of senior executives, and may be increased in the sole discretion of the Company.

Performance Bonus Your bonus target will be 75% of your base salary. Bonus plan details are to be determined by the Board of Directors in the exercise of its sole discretion. Any bonus payout for 2012 will be pro-rated based on the date your employment commenced. The bonus will be paid, if any, in cash less applicable withholdings, for each fiscal year, not later than thirty (30) days following the Company’s filing of its Annual Report on Form 10-K for such fiscal year. Payment of your annual bonus will not be affected by your termination of employment by reason of death, Disability, or termination without Cause (as all such terms are defined below) after the close of the fiscal year but before the date of payment, in which case such bonus shall be payable when and if bonuses are paid to active employees. In cases of death or Disability or if you resign for Good Reason, you or your representative will be entitled to a pro rata share of your bonus that would actually have been earned for the fiscal year in which your death or Disability occurs or your resignation for Good Reason takes place, payable when bonuses are paid to active employees.

Stock Options You will be eligible to participate in LSG’s stock option program, the Lighting Science Group Corporation Amended and Restated Equity-Based Compensation Plan (the “Plan”), once you commence employment. On the date you commence employment, you will be granted an incentive stock option to purchase 2,938,199 shares of our common stock at an exercise price equal to the greater of the fair market value per share on the grant date or $1.34. This grant will vest, and become exercisable, over a four (4) year period in increments of 25% on the anniversary date of your grant in 2013, 2014, 2015 and 2016 and will be subject to the terms and conditions of the Plan and the stock option award agreement with respect to the grant. Details of the stock option will be set forth in the stock option agreement, which will be provided to you on or shortly after the grant date. The stock option agreement will provide that the option will fully vest upon the occurrence of a Change in Control (here, and elsewhere in this document, as such term is defined in the Plan), or upon your death or Disability as defined in the Plan, and shall also provide that upon your termination without Cause (as such term is defined in this offer letter) or if you resign for Good Reason, the option will vest with respect to the number of shares that would have vested during the twelve months following your termination. In addition, in the event that your employment by the Company is terminated by the Company other than for Cause, or by you for Good Reason, the option will fully vest upon your date of termination if a Change in Control occurs within three (3) months thereafter. This grant is subject to final approval by the Board of Directors and/or the appropriate committee(s) thereof, in the exercise of their sole discretion. You will also be eligible for additional grants of equity or long-term incentive compensation, in the discretion of the Board of Directors, at its sole discretion.

Relocation

1.	House hunting visit – You will be provided with a local area visit for you and your wife for a period up to 7 days. The company will pay reasonable transportation and lodging expenses and per diem to cover meals and miscellaneous expenses for this period. You should maintain records for expenses incurred. Reasonable expenses for your spouse will also be covered. Standard per diem rates of Sixty Dollars ($60.00) per day will apply.

2.	Travel to new location – You and your family will be eligible for reasonable travel expenses in accordance with company policies when you move to the new location in the Satellite Beach, Florida area. Receipts for lodging, per diem (meals and miscellaneous expenses), mileage or travel via commercial airlines should be submitted on an expense report and given to accounts payable.

3.	Temporary lodging – Temporary lodging for you and your family will be provided for a period of up to 6 months or until permanent relocation is complete, whichever is shorter. Per Diem will be provided in the amount of $60 a day for up to 120 days for the employee. Monthly temporary lodging expenses will not be approved above $2,500.00.

4.	Relocation of household goods – The Company will cover moving expenses and related insurance coverage towards the moving of household goods, including one automobile, to your new location in the Satellite Beach, Florida area, to include packing and transportation of those household goods. The HR department will coordinate with the corporate moving company and estimates will be sent to the VP of HR from our corporate mover. Upon approval, corporate HR will authorize the movement of household goods and handle vendor payment.

5.	Closing costs current home – In lieu of reimbursement for closing costs on your current home, you will be paid an amount calculated so that the net amount of the payment, after all applicable tax withholding, is forty thousand dollars ($40,000), which shall be paid to you within ten (10) days after you commence employment. This is based on an understanding that the Satellite Beach, Florida area will be your primary residence.

6.	Closing Costs new home – LSG will reimburse you for the following reasonable and customary closing costs on the purchase of a home in the Satellite Beach area, if purchased within one year from your date of hire: customary non-recurring buyer closing costs (including property survey, credit reports, appraisal fees, mortgage application fees and title insurance;) transfer taxes normally paid by the buyer; legal fees, inspection fees, escrow fees.

Repayment You agree to repay to the Company all relocation expenses paid by the Company if you voluntarily leave the Company within one year after the date your employment commenced other than for Good Reason (as defined below).

Benefits The Company currently offers a comprehensive package of benefits for you and your qualified dependents including medical, dental, vision and life insurance options, effective first day of employment. Additionally, you are eligible for paid sick time off and paid holidays. You will be eligible to accrue twenty (20) days of paid vacation per year of employment. Additional details regarding benefits will be provided by the Company’s Human Resources department.

Required Documentation To comply with the government-mandated confirmation of employment eligibility, you will be required to complete an I-9 Employment Eligibility Verification form.

At Will Employment Please understand that your employment with the Company is at-will. This means that you or the Company may terminate your employment at any time, for any reason or for no reason, with or without notice. Accordingly, this letter is not a contract or commitment for continued employment. The Company also reserves the right to amend its benefits, plans or programs at any time.

Severance If your employment is terminated for reasons other than Cause, or Change In Control, or if you resign for Good Reason you will receive severance in an amount equal to the sum of your annual bonus that you would actually have earned for the year in which termination occurs, prorated through the date of termination, which shall be payable to you not later than thirty (30) days following the Company’s filing of its Annual Report on Form 10K for such year, plus twelve months of base salary, which shall be paid to you, at the Company’s option, in either a lump sum within 60 days immediately following the date of termination or over the course of the 12-month period immediately following the date of termination. In addition, if you or any of your eligible dependents elect continued coverage under the Company’s medical plans pursuant to COBRA or any comparable law, you will receive for each month during such coverage (but not more than 12 months), an amount calculated so that the net amount after tax withholding is equal to difference between the full COBRA premium for such coverage and the premium then paid by active employees for the same coverage. Severance will be conditional upon your first executing a non-compete agreement, pursuant to the provisions set forth in Section 15 of the Employment Terms and Conditions, and executing (and not revoking) a valid waiver and release of all claims you may have against Lighting Science Group, which waiver and release shall be in the form then used by the Company for its senior executives, and will also provide for the Company to waive and release any claims it may have against you other than for fraud or criminal misconduct, and that you will reasonably cooperate with the Company for a 12-month period immediately following the termination of your employment. Termination for Cause will eliminate eligibility for severance. You will not be required to mitigate damages to receive severance, and severance will not be offset by any amounts you receive from sources other than the Company and/or its affiliates.

Termination shall be deemed to be for “Cause” if it is, in whole or part, based on: (i) your commission of an act of fraud, malfeasance, recklessness or gross negligence against the Company or any of its personnel, or in connection with the performance of your duties of employment hereunder; (ii) your commission of any act which is materially injurious to the Company, its personnel, its interests or its reputation; (iii) your indictment or conviction for, or plea of no contest to, any felony or any other crime involving moral turpitude; or (iv) your willful or intentional failure to fulfill any of your material duties and /or responsibilities hereunder, which failure has not been cured to the Company’s reasonable satisfaction within 30 days of the date on which you are given written notice of such failure.

Your resignation shall be deemed to be for “Good Reason” if you resign following the occurrence of any of the following: (i) a material adverse change of your title, position, responsibilities, authority or duties, in each case, as an executive officer of the Company; (ii)a reduction in your base salary (except with your consent) or bonus opportunity or incentive opportunity or a failure by the Board of Directors or Compensation Committee to approve the stock option grant described above); (iii) the Company requiring you to be based at a materially different geographic location; (iv) the Company’s material breach of any provision of this offer letter; or (v) a failure by the Company to obtain the assumption of this offer letter by any successor to or assignee of substantially all of the Company’s business and/or assets. Notwithstanding the foregoing, your resignation shall not be considered to be for Good Reason unless the Company receives, within thirty (30) days following the date on which you know, or with the exercise of reasonable diligence would know, of the occurrence of any of the events set forth in clauses above, written notice from you specifying the specific basis for your belief that you are entitled to terminate employment for Good Reason, the Company fails to cure the event constituting Good Reason within thirty (30) days after its receipt of such written notice, and you resign within thirty (30) days following expiration of such cure period.

Additional Terms & Conditions of Employment The Company requires its employees to sign and comply with additional terms and conditions of employment concerning confidentiality, assignment of inventions and works of authorship, non-competition, and non-recruitment. The additional terms and conditions of employment are attached.

Nondisparagement. During the term of your employment and thereafter, you will not make any negative or disparaging statements or comments, either as fact or as opinion, about Company, its subsidiaries, or their products or services, or its officers, directors or employees, and the Company (including its subsidiaries) will not make, and agrees to use its best efforts to cause the members of its Board of Directors and senior executives to refrain from making, any negative or disparaging statements or comments, either as fact or as opinion, about you (or authorizing any statements or comments to be reported as being attributed to the Company). Nothing herein shall prohibit you or the Company from providing truthful information in response to a subpoena or other legal process.

Indemnification. During the term of your employment and thereafter, Company shall indemnify you to the fullest extent permitted by applicable law, and you will be entitled to the protection of any insurance policies Company maintains for the benefit of directors and officers of Company, at the same level that applies to the most senior active employees of the Company, with respect to all costs, charges and expenses, including attorneys’ fees, whatsoever incurred or sustained by you in connection with any action, suit or proceeding (other than any action, suit or proceeding brought by or in the name of Company against you) to which you may be made a party by reason of being or having been an officer or employee of Company or your serving or having served any other enterprise as a director, officer or employee at the request of Company. Such expenses shall be advanced to you as incurred, subject to your obligation to repay such advances if it is determined that you were not entitled to indemnification.

Section 409A. It is the intent of the parties that all amounts payable to you pursuant to this offer letter or otherwise shall either be exempt from Section 409A of the Internal Revenue Code, or shall be paid in a manner that complies with all requirements of Section 409A, and to the maximum extent possible this offer letter shall be so construed. Without limiting the generality of the foregoing, any reimbursement of expenses that constitutes taxable income shall be paid to you not later than the last day of the year following the year in which the expense is incurred, and, to the extent that any amount payable to you by reason of your termination of employment constitutes deferred compensation subject to Section 409A, (i) if you incur a termination of employment that does not constitute a “separation from service” as defined in Section 409A, then your right to payment of such amount shall be vested at the time of your termination of employment, but payment shall be deferred until you incur a separation from service as so defined or die, and (ii) if you are a “specified employee” as defined in Section 409A at the time you incur a separation from service, any amount payable by reason of such separation from service (including an amount deferred pursuant to (i)) shall not be paid until the first day of the seventh month following the month that includes the separation from service, or if earlier the date of your death. Any amounts deferred pursuant to (i) or (ii) shall be paid in a lump sum, without interest, at the time specified in (i) or (ii). If the sixty day period during which you are required to execute a noncompete or release in order to receive severance ends in the calendar year following the year in which you incur a separation from service, then no amount payable to you by reason of the separation of service that is subject to Section 409A shall be paid until the first business day of the second year.

Notice. Any notice provided for in this offer letter shall be in writing and shall be either personally delivered, sent by reputable overnight courier service or mailed by first class mail, return receipt requested, to you at your address as shown on the personnel records of the Company, or to the Company at the following address:

1227 South Patrick Drive

Satellite Beach, FL 32937

Attn: Chief Executive Officer

or such other address as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered, sent or mailed.

Miscellaneous. All provisions of this offer letter shall survive the termination of your employment for any reason to the extent necessary to enable the parties to enforce their respective rights. This offer letter shall be construed in accordance with Florida law, without regard to conflict of laws principles, and any action to enforce this offer letter shall be brought in the courts of Brevard County, Florida. The terms of this offer letter may be amended, or any of its provisions waived, only by a written instrument executed by both parties in the case of an amendment, or by the party against whom the waiver is asserted.

If you wish to accept employment under the terms described above, please sign and date a copy of this letter and return the signed and dated copy to me no later than 10 a.m. of the next business day following the date you receive this offer.

By signing this letter, you acknowledge that this offer letter supersedes any other offer, agreement, or promises made to you by anyone, whether oral or written, specifically concerning the offer of employment by the Company, and with the exception of the determination of the number of options as noted above, this letter comprises the complete agreement between you and the Company concerning the offer of employment by the Company. This offer letter may be executed in two or more identical counterparts, which shall constitute a single agreement.

If you have any questions regarding this offer, please do not hesitate to contact me at 321.610.9444.

I look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,		Agreed & Accepted:

By:	/s/ GERARD ZACK	By:	/s/ THOMAS C. SHIELDS
Gerard Zack			Thomas C. Shields
Vice President, Human Resources

		Date:	August 23, 2012

cc: Steve Marton